November 8, 2024

Bryce Klug
Chief Financial Officer
Blue Dolphin Energy Company
801 Travis Street, Suite 2100
Houston, Texas 77002

       Re: Blue Dolphin Energy Company
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed April 1, 2024
           File No. 000-15905
Dear Bryce Klug:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2023
Results of Operations, page 39

1. We note that you disclose the measures of gross profit, refinery operations gross profit, and tolling and terminaling gross profit on pages 40, 41 and 42, although each measure appears to exclude depreciation and amortization, and would therefore generally be considered incomplete in terms of GAAP.

       We regard the term gross profit as synonymous with gross margin, which is a defined term in the FASB Master Glossary. If you wish to retain these measures, you would need to modify the labels to more clearly convey their nature as non-GAAP measures to comply with Item 10(e)(1)(ii)(E) of Regulation S-K. Please make corresponding label changes in the segment disclsoures on page 63 and within earnings releases and investor presentations when disclosing these measures.
 November 8, 2024
Page 2

       Please also address the requirements in Item 10(e)(1)(i) of Regulation S-K to provide a reconciliation to the non-GAAP consolidated measure from the most directly comparable GAAP measure, and to include a discussion and analysis of the most directly comparable GAAP measure, having equal or greater prominence, and to disclose the reasons that you believe the non-GAAP measure provides useful information to investors regarding your financial condition and results of operations.

       We believe that you will need to identify the GAAP measure of gross profit, which should reflect all costs of revenues, including the allocable amounts of depreciation and amortization, as the most directly comparable GAAP measure in providing these disclosures. Given the structure of your tabulation on page 40, you may wish to consider a similar approach for the corresponding segment measures.

Financial Statements
Consolidated Statements of Income, page 52

2. We note that you present incomplete measures of cost of goods sold and gross profit on page 52, as these do not reflect the attributable amounts of depreciation and amortization. However, Item 10(e)(1)(ii)(C) of Regulation S-K generally precludes disclosure of non-GAAP measures on the face of the financial statements.

       Please reposition the amount of depreciation and amortization that is attributable to cost of goods sold either to be included within the measure of cost of good sold, or to be presented as a separate line item in advance of, and to be included within, your measure of gross profit. If any other costs that are attributable to cost of good sold have been excluded from this measure, these should be similarly repositioned.

       If you present depreciation and amortization or any other amounts that are attributable to cost of good sold separately, please include a parenthetical notation to indicate that your measures of cost of good sold exclude those amounts, consistent with the guidance in SAB Topic 11:B. However, please understand that the accommodation discussed therein does not extend to measures of gross profit.

3. Please submit the revisions that you propose to address the concerns outlined above and confirm that conforming changes will be made in all subsquent disclosures of the measures such as in earnings releases and investor presentations that you publicly release or file on Form 8-K and quarterly financial reports on Form
10-Q.


        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 November 8, 2024
Page 3

       Please contact John Cannarella at 202-551-3337 or Jenifer Gallagher at 202-551-3706
with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation